Exhibit 99.1

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT (this “Agreement”) dated as of March 8 , 2021 (the “Effective Date”) between Columbia River Investment Limited, a BVI company (“CRIL”), and Nettar Group Inc., a British Virgin Islands company (“Borrower”) provides the terms of a loan from CRIL to Borrower and the terms on which Borrower shall repay CRIL. Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in Section 11.

WHEREAS, CRIL has previously purchased preference shares and promissory notes from Borrower, all of which are simultaneously herewith being repurchased by Borrower in accordance with the Exchange Agreement between CRIL and Borrower, dated as of the date hereof (the “Exchange Agreement”); and

WHEREAS, as consideration for such repurchase in accordance with the Exchange Agreement the parties agreed to enter into a warrant, dated as of the date hereof (the “Warrant”), and this Agreement.

NOW, THEREFORE, in consideration for the mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

1. LOAN AND TERMS OF PAYMENT

1.1. The Loan.

(a) The Loan. Borrower hereby unconditionally promises to pay CRIL the aggregate principal amount of Forty Million Eighty Nine Thousand and Thirty Three Dollars ($40,089,033), together with unpaid interest accrued thereon, pursuant to the terms and conditions of this Agreement (the “Loan”).

(b) Repayment.

(1) Interest on the Loan shall be due and payable in accordance with Section 1.2(c) hereof. The Loan shall be payable on the Loan Maturity Date or such earlier date as set forth herein, which payment shall include all outstanding principal and accrued and unpaid interest under the Loan. Once repaid, the Loan may not be reborrowed.

(2) The Loan shall be repaid by (i) delivery to CRIL of cash payment by wire transfer of immediately available funds to the bank account designated by CRIL in Exhibit A or such other bank account designated by CRIL in a written notice delivered to Borrower in accordance with Section 8, or (ii) as set forth in the Warrant and in Section 1.1(c)(3) below. Any amount of principal or interest remaining after full exercise of the Warrant may be payable to CRIL, at CRIL’s request, in Conversion Shares pursuant to Section 1.1(c)(4)(i).

(c) Prepayment.

(1) Mandatory Prepayment Upon an Acceleration. If the Loan is accelerated following the occurrence of an Event of Default, Borrower shall immediately pay to CRIL an amount equal to the sum of all outstanding principal of the Loan, plus accrued and unpaid interest thereon (including interest at the Default Rate with respect to past due amounts, if any).

(2) Mandatory Prepayment Upon Certain Transactions. Immediately following the consummation of a Change of Control Transaction, a Going Public Transaction, or an ICO Transaction, Borrower shall pay to CRIL an amount equal to the sum of all outstanding principal of the Loan plus accrued and unpaid interest thereon, unless agreed otherwise by CRIL in a signed written instrument.

(3) Voluntary Prepayment. Borrower shall have the option to prepay all or a portion (which portion shall not be lower than $1,000,000 unless made in connection with a repayment or prepayment in full of the Loan) of the Loan without premium or penalty, provided that Borrower (a) except in the case of prepayment in accordance with Section 1.1(c)(4) below, delivers a written notice to CRIL of its election to prepay the Loan at least five (5) Business Day prior to such prepayment, and (b) in case of prepayment in full, pays, on the date of such prepayment, all outstanding principal with respect to the Loan, plus accrued and unpaid interest thereon.

(4) Prepayment in Connection with a Warrant Exercise.

(i) In the event of a full exercise of the Warrant by CRIL, the entire outstanding principal amount of the Loan shall be offset against the exercise price payable for such exercise under the Warrant and shall be deemed to be repaid in full as payment in full by CRIL of such exercise price; and concurrently with the issuance of the shares upon full exercise of the Warrant, the accrued and unpaid interest on such principal amount shall, at the option of CRIL in its sole discretion, either (A) become immediately due and payable in cash to CRIL, or (B) be converted into Conversion Shares.

(ii) In the event of a partial exercise of the Warrant by CRIL, the aggregate of the outstanding principal amount of the Loan and the unpaid interest accrued thereon shall be reduced by the amount of exercise price payable in connection with such partial exercise, which exercise price shall be deemed paid by CRIL upon such reduction of principal amount and the accrued and unpaid interest, and which principal amount and the accrued and unpaid interest shall be deemed repaid hereunder upon such reduction. CRIL shall provide a written allocation of the amounts of principal and interest to be allocated to the exercise price. CRIL may reduce the exercise price payable using only principal amounts of the Loan and, in such cases, interest accrued and unpaid on such principal amount shall be paid in cash to CRIL or converted into Conversion Shares in connection with and upon exercise of the Warrant. Borrower shall keep a ledger of the outstanding principal amount and the accrued and unpaid interest of the Loan, which ledger shall be updated by Borrower in connection with each partial repayment of the Loan (and Borrower shall provide a copy of such ledger to CRIL within three (3) Business Days of any updates thereon). CRIL shall have fifteen (15) Business Days from the date such ledger is received to dispute the amounts reflected thereon. If CRIL does not notify the Borrower in writing within such period of an error or other disagreement with the ledger or CRIL and the Borrower agree in writing on the ledger, such ledger shall be binding on the parties in the absence of manifest error.

(d) Market Stand-Off Agreement. Any Conversion Shares issued under this Agreement shall be subject to Section 7 of the Warrant (Market Stand-Off Agreement), which Section is incorporated herein by reference, as such Section may be amended from time to time in accordance with the terms and conditions of the Warrant.

1.2. Payment of Interest on the Loan.

(a) Interest Rate. Subject to Section 1.2(c) below, the principal amount outstanding under the Loan shall accrue interest at a per annum rate equal to 5%, which interest shall be payable in accordance with Section 1.2(c) below.

(b) Default Rate. Immediately upon the occurrence and during the continuance of an Event of Default, the outstanding principal amount of the Loan shall bear interest at a rate per annum which is two point five percentage points (2.5%) above the rate that is otherwise applicable thereto (the “Default Rate”). Payment or acceptance of the increased interest rate provided in this Section 1.2(b) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of CRIL.

(c) Payment; Interest Computation. Interest under the Loan shall be payable on the Loan Maturity Date or, if earlier, on the date of repayment or prepayment of any principal amount of the Loan (any partial repayment or prepayment of principal amount shall be made together with the interest accrued on such principal amount) or in connection with prepayment in accordance with Section 1.1(c)(4) in connection with exercise of the Warrant. Interest shall be computed on the basis of a 365-day year for the actual number of days elapsed. In computing interest, (i) all payments received after 2:00 p.m. in Hong Kong SAR on any day shall be deemed received at the opening of business on the next Business Day, and (ii) the Effective Date shall be included and the date of payment shall be excluded.

1.3. Payments; Application of Payments

(a) Subject to Sections 1.1(b)(2) and 1.1(c)(3), all payments to be made by Borrower under this Agreement shall be made in immediately available funds in Dollars, without setoff or counterclaim, before 2:00 p.m. Hong Kong SAR time on the date when due. Payments of principal and/or interest received after 2:00 p.m. Hong Kong SAR time are considered received at the opening of business on the next Business Day. When a payment is due on a day that is not a Business Day, the payment shall be due the next Business Day, and additional interest shall continue to accrue until paid.

(b) Payments by Borrower to CRIL shall first apply to interest, and if no interest is payable, to principal.

1.4. Withholding.

Payments received by CRIL from Borrower under this Agreement will be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority (including any interest, additions to tax or penalties applicable thereto). Specifically, however, if at any time any Governmental Authority, applicable law, regulation or international agreement requires Borrower to make any withholding or deduction from any such payment or other sum payable hereunder to CRIL, Borrower hereby covenants and agrees that the amount due from Borrower with respect to such payment or other sum payable hereunder will be increased to the extent necessary to ensure that, after the making of such required withholding or deduction, CRIL receives a net sum equal to the sum which it would have received had no withholding or deduction been required, and Borrower shall pay the full amount withheld or deducted to the relevant Governmental Authority. Borrower will, upon request, furnish CRIL with proof reasonably satisfactory to CRIL indicating that Borrower has made such withholding payment; provided, however, that Borrower need not make any withholding payment if the amount or validity of such withholding payment is contested in good faith by appropriate and timely proceedings and as to which payment in full is bonded or reserved against by Borrower. The agreements and obligations of Borrower contained in this Section 1.4 shall survive the termination of this Agreement.

2. COLLATERAL

As collateral security for the obligations of the Borrower hereunder, the Borrower grants to CRIL a security interest in all of its right, title and interest in the Collateral, provided that CRIL shall be entitled to recover and retain out of the Collateral only such amounts to which CRIL is entitled under Section 1 and the other terms and conditions of this Agreement and provided, further, that CRIL shall remit to the Borrower any funds from the Collateral that exceed the amounts to which CRIL is entitled in accordance with Section 1and the other terms and conditions of this Agreement. The Borrower shall, on or before the Perfection Date, (a) execute and deliver to CRIL, and file and record with any necessary filing offices, the Perfection Documents for the purpose of further establishing and perfecting CRIL’s Rights in and to the Collateral and as notice to third parties that the Borrower has conveyed any interest that it may have in or to the Collateral, and shall provide CRIL with executed copies of such Perfection Documents and evidence of such filing and record; and (b) deliver to CRIL opinion(s) of legal counsel in jurisdiction where any material portion of the Collateral is located, stating that the Collateral is validly secured in favor of CRIL. Without limiting the generality of the foregoing and notwithstanding anything to the contrary herein, CRIL may at any time after the Perfection Date file with any necessary filing offices the Perfection Documents for the purpose of perfecting CRIL’s Rights in and to the Collateral and as notice to third parties that the Borrower has conveyed any interest that it may have in or to the Collateral. As soon as CRIL shall have received the full amount due to it under this Agreement, the security interest granted under this Section 2 will terminate.

3. REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants to CRIL as follows:

For purposes of these representations and warranties (other than those in Subsections 3.4, 3.5, 3.7 and 3.10), the term “Borrower” shall include any Subsidiaries of the Borrower.

3.1. Due Organization, Authorization; Power and Authority. Borrower is duly existing and in good standing in its jurisdiction of formation and is qualified and licensed to do business and is in good standing in any jurisdiction in which the conduct of its business or its ownership of property requires that it be qualified except where the failure to do so could not reasonably be expected to have a material adverse effect on Borrower’s business. The execution, delivery and performance by Borrower of this Agreement have been duly authorized, and do not (i) conflict with any of Borrower’s organizational documents, (ii) contravene, conflict with, constitute a default under or violate any material Law, (iii) contravene, conflict with or violate any applicable order, writ, judgment, injunction, decree, determination or award of any Governmental Authority by which Borrower or any of its Subsidiaries or any of their property or assets may be bound, (iv) require any action by, filing, registration, or qualification with, or Governmental Approval from, any Governmental Authority (except (x) such Governmental Approvals which have already been obtained and are in full force and effect, (y) as may be necessary in connection with the execution, delivery and effectiveness of the Perfection Documents and (z) as required by Sections 2 and 4.2 hereof), or (v) conflict with, contravene, constitute a default or breach under, or result in or permit the termination or acceleration of, any material agreement by which Borrower is bound. Borrower is not in default under any agreement to which it is a party or by which it is bound in which the default could reasonably be expected to have a material adverse effect on Borrower’s business.

3.2. Collateral. Borrower has valid title to, or rights in, and the power to transfer each item of the Collateral (or its interest therein) upon which it purports to grant a Lien hereunder, free and clear of any and all Liens except Permitted Liens. Borrower is the sole owner of the Intellectual Property which it owns or purports to own, including those noted on the Officer Certificate, except for (a) non-exclusive licenses granted to its customers in the ordinary course of business, (b) over-the-counter software that is commercially available to the public, and (c) material Intellectual Property licensed to Borrower and noted on the Officer Certificate. To the best of Borrower’s knowledge, each Patent which it owns or purports to own and which is material to Borrower’s business is valid and enforceable. No part of the Intellectual Property which Borrower owns or purports to own and which is material to Borrower’s business has been judged invalid or unenforceable, in whole or in part. To the best of Borrower’s knowledge, no claim has been made that any part of the Intellectual Property violates the rights of any third party except to the extent such claim would not reasonably be expected to have a material adverse effect on Borrower’s business.

3.3. Litigation. There are no actions or proceedings pending or, to the knowledge of any Responsible Officer, threatened in writing by or against Borrower or any of its Subsidiaries involving more than, individually or in the aggregate, one million dollars ($1,000,000), or which could reasonably be expected to have a material adverse effect on Borrower’s business.

3.4. Financial Statements; Financial Condition. The audited consolidated financial statements for Borrower and any of its Subsidiaries most recently delivered to CRIL fairly present in all material respects Borrower’s consolidated financial condition and Borrower’s consolidated results of operations.

3.5. Compliance. Borrower (a) has complied in all material respects with all applicable Law, and (b) has not violated any applicable Law the violation of which could reasonably be expected to have a material adverse effect on its business. None of Borrower’s or any of its Subsidiaries’ properties or assets has been used by Borrower or any Subsidiary or, to the best of Borrower’s knowledge, by previous Persons, in disposing, producing, storing, treating, or transporting any hazardous substance other than legally. Borrower and each of its Subsidiaries have obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all Government Authorities that are necessary to continue their respective businesses as currently conducted, except where the failure to do so could not reasonably be expected to have a material adverse effect on Borrower’s business.

3.6. Tax Returns and Payments. Each of Borrower and its Subsidiary has timely filed all required tax returns and reports, and has timely paid all foreign, federal, state and local taxes, assessments, deposits and contributions owed by it except to the extent such taxes are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as such reserve or other appropriate provision, if any, as shall be required in conformity with local generally accepted accounting principles (“GAAP”) or International Financial Reporting Standards, as applicable, shall have been made therefor. To the extent Borrower or a Subsidiary defers payment of any contested taxes in an amount exceeding $50,000, Borrower shall (a) notify CRIL in writing of the commencement of, and any material development in, the proceedings, and (b) post bonds or take any other steps required to prevent the Governmental Authority levying such contested taxes from obtaining a Lien upon any of the Collateral that is not a “Permitted Lien.” Borrower is unaware of any claims or adjustments proposed for any of Borrower or its Subsidiaries’ prior tax years which could result in additional taxes becoming due and payable by Borrower or its Subsidiaries in excess of Fifty Thousand Dollars ($50,000).

3.7. Liens. This Agreement creates a valid, continuing and, upon perfection in accordance with the Perfection Documents, perfected security interest in the Collateral in favor of CRIL, which security interest upon perfection will be prior to all other Liens other than Permitted Liens (except security interests pari passu with the security interest of CRIL as contemplated hereby). The property and assets that the Company owns are free and clear of all Liens other than Permitted Liens. With respect to the property and assets it leases, the Company is in material compliance with such leases and, to its Knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets.

3.8. Full Disclosure. No written representation, warranty or other statement of Borrower in any certificate or written statement furnished to CRIL hereunder, as of the date such representation, warranty, or other statement was made, taken together with all such written certificates and written statements furnished to CRIL hereunder, contains any statement of a material fact which to Borrower’s Knowledge is untrue.

3.9. Definition of “Knowledge.” For purposes of this Agreement, whenever a representation or warranty is made to Borrower’s knowledge or awareness, or with a similar qualification, knowledge or awareness means the actual knowledge, after reasonable investigation, of any Responsible Officer.

4. AFFIRMATIVE COVENANTS

Borrower shall do all of the following:

4.1. Compliance with Laws. Borrower shall comply, and cause each Subsidiary to comply, in all material respects, with all Laws to which it is subject.

4.2. Legal Existence. Maintain its and all its Subsidiaries’ legal existence, material licenses, and good standing in their respective jurisdictions of formation, and maintain qualification in each jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on Borrower’s business. Obtain all of the material Governmental Approvals necessary for the performance by Borrower of its obligations under this Agreement, the Exchange Agreement and the Warrant, and the transactions contemplated hereby and thereby, and the grant of a security interest to CRIL in the Collateral. Borrower shall promptly provide copies of any such obtained Governmental Approvals to CRIL.

4.3. Financial Statements. As long as the Loan is outstanding, deliver to CRIL:

(a) beginning with the Borrower’s 2020 fiscal year, as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Borrower (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders’ equity as of the end of such year, all such financial statements prepared in accordance with GAAP or International Financial Reporting Standards, consolidated, audited and certified by independent public accountants of international standing selected by the Borrower;

(b) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Borrower, unaudited consolidated statements of income and cash flows for such fiscal quarter, and an unaudited consolidated balance sheet and a statement of stockholders’ equity as of the end of such fiscal quarter, all prepared in accordance with GAAP or International Financial Reporting Standards (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP or International Financial Reporting Standards), and, with respect to the fourth quarter, within sixty (60) days after the end of such fiscal quarter, unaudited consolidated statements of income and cash flows for such fiscal quarter, and an unaudited consolidated balance sheet and a statement of stockholders’ equity as of the end of such fiscal quarter, all prepared in accordance with GAAP or International Financial Reporting Standards (except that such financial statements may (I) be subject to normal year-end audit adjustments; and (II) not contain all notes thereto that may be required in accordance with GAAP or International Financial Reporting Standards;

(c) as soon as practicable, but in any event within forty-five (45) days after the end of each of the first three (3) quarters of each fiscal year of the Borrower, a statement showing the number of shares of each class and series of shares and securities convertible into or exercisable for shares outstanding at the end of the period, the ordinary shares issuable upon conversion or exercise of any outstanding securities convertible or exercisable for ordinary shares and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock or share options and stock or share options not yet issued but reserved for issuance, if any, all in sufficient details as to permit CRIL to calculate its percentage equity ownership in Borrower, and certified by the chief financial officer or chief executive officer of the Borrower as being true, complete and correct; and

(d) as soon as practicable, but in any event within twenty-five (25) days after the end of each calendar month, unaudited consolidated statements of income and cash flows for such calendar month, and an unaudited consolidated balance sheet and a statement of shareholders’ equity as of the end of such calendar month, all prepared in accordance with GAAP or International Financial Reporting Standards (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP or International Financial Reporting Standards), provided that if such information is not provided to either the Board of Directors or any stockholders of the Borrower, then the delivery required pursuant to this subsection (d) for such month shall be deemed waived by CRIL.

4.4. Notices. Deliver to CRIL (a) as promptly as practicable after obtaining Knowledge thereof, a prompt report of any legal actions pending or threatened in writing against Borrower or any of its Subsidiaries that is material to the business of the Borrower and its Subsidiaries, taken as a whole, provided that for the purpose of this Section 4.4 the alleged damages, fines, penalties, judgments, orders or decrees for the payment of money, or the like of one million Dollars ($1,000,000) or more shall be deemed material, (b) as promptly as practicable after obtaining Knowledge thereof, (i) a notice of any material breach by the Borrower of any covenant contained in Section 4 or Section 5, (ii) the occurrence of an Event of Default, or (iii) the occurrence of circumstances that could reasonably be expected to result in an Event of Default if such circumstances were not cured within the cure periods set forth herein, (c) if the Company fails to deliver any statement required to be delivered to Holder under section 4.3 hereof, notice of such failure or anticipated failure on or prior to the last date for the delivery thereof, and (d) if the Company fails to comply with its obligations under Section 4.6(b) hereof, a notice of such failure or anticipated failure on or prior to the Perfection Date.

4.5. Changes in Management. Promptly notify CRIL in writing following a change in the senior management of Borrower (i.e., the replacement of the Chief Executive Officer, Chief Financial Officer, or members of the Board of Directors of Borrower).

4.6. Insurance. (a) Keep its business insured for risks and in amounts deemed by the Borrower in its discretion to be reasonable for companies in Borrower’s industry and location. Insurance policies shall be with insurance companies that are not Affiliates of Borrower determined by the Borrower to be financially sound and reputable. (b) As of the Perfection Date, all liability policies shall show, or shall have endorsements showing, CRIL as an additional insured, and CRIL shall be named as lender loss payee and/or additional insured with respect to any such insurance providing coverage in respect of any Collateral.

4.7. Protection of Intellectual Property Rights. (i) Protect, defend and maintain the validity and enforceability of its and its Subsidiaries’ Intellectual Property; and (ii) not allow any Intellectual Property material to Borrower’s or any of its Subsidiaries’ business to be abandoned, forfeited or dedicated to the public without CRIL’s prior written consent.

4.8. Further Assurances. The Borrower, promptly upon the reasonable request of CRIL shall, at the Borrower’s expense, execute and deliver such further instruments and take such further action in order to maintain and protect CRIL’s first priority perfected security interest in the Collateral for the benefit of CRIL, free and clear of any Liens, including all further actions which are necessary or desirable to (x) enable CRIL to enforce its rights and remedies under this Agreement and the Perfection Documents, and (y) effectuate the intent and purpose of, and to carry out the terms of, the Loan Documents, including taking all actions required by applicable law in any relevant UCC jurisdiction, or by other law as applicable in any foreign jurisdiction. Subject to Section 2, and without limiting its obligation to maintain and protect CRIL’s first priority security interest in the Collateral, the Borrower authorizes CRIL to execute (to the extent, if any, that the Borrower’s signature is required thereon), file and record financing statements and other filing or recording documents or instruments with respect to the Collateral in such form and in such offices as are necessary to perfect the security interests of CRIL under this Agreement under each method of perfection required herein with respect to the Collateral, provided, that CRIL does not hereby assume any obligation of the Borrower to maintain and protect its security interest under this Section 4.8 or otherwise. The Borrower will, in connection therewith, deliver such proof of corporate action, incumbency of officers or other documents as are reasonably requested by CRIL to evidence appropriate authority of the officers of the Borrower signing or authorizing any such documents, instruments or filings.

5. NEGATIVE COVENANTS

Borrower shall not do, and shall not permit any of its Subsidiaries to do, any of the following without CRIL’s prior written consent:

5.1. Dispositions. Convey, sell, lease, transfer, assign, grant an exclusive license on, or otherwise dispose of (collectively, “Transfer”), or permit any of its Subsidiaries to Transfer, all or any material part of its business or property, except for Transfers (a) in the ordinary course of business, (b) of worn out or obsolete Equipment that is, in the reasonable judgment of Borrower, no longer economically practicable to maintain or useful in the ordinary course of business of Borrower; (c) constituting Permitted Liens; (d) consisting of the sale or issuance of any stock of Borrower not prohibited by the terms of this Agreement; and (e) consisting of Borrower’s use or transfer of money or Cash Equivalents in the ordinary course of business or in a manner that is not prohibited by the terms of this Agreement.

5.2. Changes in Business of Country of Organization. (a) materially change, permit any of its Subsidiaries to materially change, its or their business, or the scope or nature of its or their business, or cease any business line of the Company or any of its Subsidiaries (it being understood and agreed that selling Borrower’s and/or its Subsidiaries’ respective products and services in the defense and intelligence market shall not violate this Section 5.2); or (b) change the country of organization of the Borrower, except in connection with a Change of Control Transaction or a Going Public Transaction.

5.3. Change of Control. Consummate any corporate restructuring (except in connection with a Going Public Transaction, but subject to Section 1.1(c)(2)) or a Change of Control Transaction, except if on or prior to such consummation all outstanding principal amount of the Loan and all unpaid interest accrued thereon are paid in full.

5.4. Indebtedness. Create, incur, assume, or be liable for any Indebtedness, or permit any of its Subsidiaries to do so, other than Permitted Indebtedness.

5.5. Encumbrance. Create, incur, allow, or suffer any Lien on any of its property (including the Collateral), or assign or convey any right to receive income, including the sale of any Accounts, or permit any of its Subsidiaries to do so, except for Permitted Liens.    On or after the Perfection Date, permit any Collateral not to be subject to the first priority security interest granted herein; or enter into any agreement, document, instrument or other arrangement (except with or in favor of CRIL) with any Person which directly or indirectly prohibits, or has the effect of prohibiting, Borrower from assigning, mortgaging, pledging, granting a security interest in or upon, or encumbering any of Borrower’s Intellectual Property, in each case except as is “Permitted Liens” herein.

5.6. Distributions. Pay any dividends or make any distribution or payment or redeem, retire or purchase any capital stock, other than (a) repurchases from current or former employees, officers, directors, consultants or other persons who performed services for Borrower or any of its Subsidiaries in connection with the cessation of such employment or service pursuant to an agreement approved by the Board of Directors of Borrower, (b) as contemplated by the Exchange Agreement, and (c) redemption or repurchases in connection with a Going Public Transaction, provided that CRIL is given the opportunity to participate in such redemption or repurchase pursuant to Section 11 of the Warrant.

5.7. Transactions with Affiliates. Enter into any transaction with any Affiliate of Borrower or any Affiliate thereof, except upon terms that are no less favorable to Borrower than would be obtained in an arm’s length transaction with a non-affiliated Person, and except for transactions with officers or employees of the Borrower who are Affiliates which transactions are approved by the Borrower’s Board of Directors in accordance with the Borrower’s organizational documents.

5.8. Subordinated Debt. (a) Make or permit any payment on any Subordinated Debt, except under the terms of the subordination, intercreditor, or other similar agreement to which such Subordinated Debt is subject, or (b) amend any provision in any document relating to the Subordinated Debt which would increase the amount thereof, provide for earlier or greater principal, interest, or other payments thereon, or adversely affect the subordination thereof to the Loan.

6. EVENTS OF DEFAULT

Any one of the following shall constitute an event of default (an “Event of Default”) under this Agreement:

6.1. Payment Default. Borrower fails to (a) make any payment of principal on the Loan when due, or (b) pay any interest on the Loan within three (3) Business Days after such interest payment is due and payable (which three (3) Business Day cure period shall not apply to payments due on the Loan Maturity Date). During the cure period, the failure to make or pay any payment specified under clause (b) hereunder shall not be deemed an Event of Default.

6.2. Covenant Default.

(a) Borrower fails or neglects to perform any obligation in Sections 4.2, 4.4(b), 4.4(c) or 4.4(d), or violates any covenant in Section 5; or

(b) Borrower fails to perform, keep, or observe any other term, provision, condition, covenant or agreement contained in this Agreement, which failure is not cured within thirty (30) days after the occurrence thereof; provided, however, that if the default cannot by its nature be cured within such thirty (30)-day period or cannot after diligent attempts by Borrower be cured within such thirty (30)-day period, and such default is likely to be cured within a reasonable time, then Borrower shall have an additional period (which shall not in any case exceed sixty (60) days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default.

6.3. Attachment; Levy; Restraint on Business. (a) (i) The service of process seeking to attach, by trustee or similar process, any funds of Borrower or of any entity under the Control of Borrower (including a Subsidiary) in excess of one million Dollars ($1,000,000), or (ii) a notice of lien or levy is filed against any material assets of Borrower or any material assets of its Subsidiaries by any Governmental Authority, and any such event described in subclauses (i) and (ii) hereof is not, within forty-five (45) days after the occurrence thereof, discharged or stayed (whether through the posting of a bond or otherwise); or (b) (i) any material portion of the Borrower or any of its Subsidiaries’ assets are attached, seized, levied on, or comes into possession of a trustee or receiver, or (ii) any court order enjoins or prevents Borrower or any of its Subsidiaries from conducting all or any material part of its business, and any such event described in subclauses (i) and (ii) hereof is not, within forty-five (45) days after the occurrence thereof, discharged or stayed (whether through the posting of a bond or otherwise).

6.4. Insolvency. (a) Borrower or any of its Subsidiaries is unable to pay its debts (including trade debts) as they become due or otherwise becomes insolvent; (b) Borrower or any of its Subsidiaries begins an Insolvency Proceeding; or (c) an Insolvency Proceeding is begun against Borrower and is not dismissed or stayed within forty-five (45) days.

6.5. Other Agreements. There is, under any agreement or agreements (a) for any indebtedness for borrowed money of Borrower with any third party or parties, which provides for such indebtedness in an aggregate amount exceeding $1,000,000, any continuing default resulting in a right by such third party or parties, whether or not exercised, but after the expiration of any cure period applicable thereto, to accelerate the maturity of such indebtedness; or (b) any breach or default by Borrower thereof, the result of which would have a material adverse effect on Borrower’s or any Subsidiary’s business and such breach or default is not cured within sixty (60) days thereof (or such longer cure period if a longer cure period is contained in the applicable agreement). Borrower shall deliver written notice to CRIL promptly upon such default and upon such acceleration.

6.6. Judgments; Penalties. One or more fines, penalties or final judgments, orders or decrees for the payment of money in an amount, individually or in the aggregate, of at least Five Hundred Thousand Dollars ($500,000) (not covered by independent third-party insurance as to which liability has been accepted by such insurance carrier) shall be rendered against Borrower by any Governmental Authority, and the same are not, within sixty (60) days after the entry, assessment or issuance thereof, discharged, satisfied, or paid, or after execution thereof, stayed or bonded pending appeal, or such judgments are not discharged prior to the expiration of any such stay.

6.7. Adverse Change in Security Interest Priority. The security interest of CRIL in the Collateral (a) becomes subject to a more senior security interest in favor of a third party without CRIL’s written consent, except for Liens in connection with Permitted Indebtedness set forth in clause (h) of the definition of such term and other Permitted Liens, or (b) is being challenged by the Borrower or is held invalid after being challenged by a third party.

6.8. Regulatory Event; Revocation of Governmental Approvals. The occurrence of a Regulatory Event or a Revocation of Governmental Approvals.

6.9. CEO Matters. Borrower does not have a Chief Executive Officer or person acting in similar capacity for a period of at least 15 consecutive Business Days, or the Chief Executive Officer has engaged in conduct that constitutes Cause. If CRIL believes that the Chief Executive Officer of Borrower has engaged in conduct that constitutes Cause, it shall deliver a written notice to the Board of Directors of the Borrower, setting forth the reasons thereto in reasonable detail and referring to this Section 6.9, and CRIL and the Board of Directors of Borrower shall then engage in good faith discussions relating to the alleged conduct for the following 30 days. If the Board of Directors replaces the Chief Executive Officer of Borrower with a person reasonably acceptable to CRIL by the 15th day following the expiration of such 30-day period, or if CRIL withdraws its notice in writing, no Event of Default shall be deemed to have occurred in connection with the conduct described in such notice. Until the expiration of such 15-day period no Event of Default shall be deemed to have occurred in connection with the conduct described in such notice if the Board of Directors engages in such good faith discussions during such 30-day period; provided that if the Board of Directors determines prior to the expiration of such 15-day period that Cause has occurred, an Event of Default shall be deemed to have occurred on such earlier date.

6.10. Impairment. There shall have been a material impairment in the perfection or priority of CRIL’s Lien in a material portion of the Collateral (except for any failure resulting from any action or failure to act by CRIL).

7. CRIL’S RIGHTS AND REMEDIES

7.1. Rights and Remedies. Upon the occurrence and during the continuance of an Event of Default, CRIL may, without notice or demand, presentment, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding, do any or all of the following:

(a) declare all outstanding principal amount of the Loan and all unpaid interest accrued thereon immediately due and payable (but if an Event of Default described in Section 6.4 occurs all Obligations are immediately due and payable without any action by CRIL); and

(b) exercise all rights and remedies available to CRIL under this Agreement or at law or equity.

7.2. No Waiver; Remedies Cumulative. CRIL’s failure, at any time or times, to require strict performance by Borrower of any provision of this Agreement shall not waive, affect, or diminish any right of CRIL thereafter to demand strict performance and compliance herewith or therewith. No waiver hereunder shall be effective unless signed by the party granting the waiver and then is only effective for the specific instance and purpose for which it is given. CRIL’s rights and remedies under this Agreement are cumulative. CRIL has all rights and remedies by law or in equity. CRIL’s exercise of one right or remedy is not an election and shall not preclude CRIL from exercising any other remedy under this Agreement or other remedy available at law or in equity, and CRIL’s waiver of any Event of Default is not a continuing waiver. CRIL’s delay in exercising any remedy is not a waiver, election, or acquiescence.

8. NOTICES

All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon transmission, when sent by electronic mail; provided that such transmission is acknowledged by the intended recipient (such as by the “return receipt requested or similar function, as available, return electronic mail or other written acknowledgement); (b) three (3) Business Days after deposit with a reputable overnight courier with all charges prepaid; or (c) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, or email address indicated below. CRIL or Borrower may change its mailing or electronic mail address by giving the other party written notice thereof in accordance with the terms of this Section 8.

If to Borrower:

Nettar Group Inc.

c/o Maples Corporate Services

(BVI) Limited

Kingston Chambers

P.O. Box 173

Road Town, Tortola

British Virgin Islands

Attn: General Counsel, CEO

Email: gc@satellogic.com, ceo@satellogic.com

With a copy to (which itself shall not constitute notice):

Friedman Kaplan Seiler & Adelman LLP

7 Times Square, 28th Fl.

New York, NY 10036 U.S.A.

Attn: Gregg Lerner

Email: glerner@fklaw.com

If to CRIL:

Columbia River Investment Limited

c/o Tencent Holdings Limited

Level 29, Three Pacific Place

1 Queen’s Road East

Wanchai, Hong Kong

Attention: Compliance and Transactions Department

Email: legalnotice@tencent.com,

exploreinvestments@tencent.com

With a copy to (which itself shall not constitute notice):

44/F, Tencent Binhai Towers, No.33 Haitian 2nd Road, Nanshan District,

Shenzhen, P.R.China 518054

Attention: Mergers and Acquisitions Department

Email: PD_Support@tencent.com

Covington & Burling LLP

3000 El Camino Real

5 Palo Alto Square, 10th Floor

Palo Alto, CA 94306-2112

Attention: Scott Anthony

Email: scanthony@cov.com

All share certificates to:

Address: 44/F, Tencent Binhai Towers, No.33 Haitian 2nd Road, Nanshan

District, Shenzhen, P.R.China 518054

Tel: +86 13732204748 (Holly Peng), +86 18503093083 (Blair Jiang)

Attn: Holly Peng/Blair Jiang, M&A Department

9. CHOICE OF LAW, VENUE, JURY TRIAL WAIVER

New York law governs this Agreement without regard to principles of conflicts of law. Borrower and CRIL each submit to the exclusive jurisdiction of the State and Federal courts in New York County, New York; provided, however, that nothing in this Agreement shall be deemed to operate to preclude any party from bringing suit or taking other legal action in any other jurisdiction to enforce a judgment or other court order in its favor. Each party expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Each party hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to such party at the address set forth in, or subsequently provided by such party in accordance with, Section 8 of this Agreement and that service so made shall be deemed completed upon the earlier to occur of such party’s actual receipt thereof or three (3) days after deposit in the U.S. mails, proper postage prepaid.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BORROWER AND CRIL EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

This Section 9 shall survive the termination of this Agreement.

10. GENERAL PROVISIONS

10.1. Termination Prior to Maturity Date; Survival. All covenants, representations and warranties made in this Agreement continue in full force until this Agreement has terminated pursuant to its terms and all principal amount of the Loan and all unpaid interest accrued thereon have been paid in full. Upon such payment in full of all principal amount of the Loan and all unpaid interest accrued thereon, this Agreement will terminate. So long as all principal amount of the Loan and all unpaid interest accrued thereon have been paid in full, this Agreement may be terminated prior to the Loan Maturity Date by Borrower, effective one (1) Business Day after written notice of termination is given to CRIL. Those obligations that are expressly specified in this Agreement as surviving this Agreement’s termination shall continue to survive notwithstanding this Agreement’s termination.

10.2. Successors and Assigns. This Agreement binds and is for the benefit of the successors and permitted assigns of each party. CRIL may assign this Agreement or any rights or obligations under it without the prior consent of the Borrower; the Borrower may not assign this Agreement or any rights or obligations under it without CRIL’s prior written consent (which may be granted or withheld in CRIL’s discretion), except that Borrower may assign this Agreement and its rights hereunder and delegate its obligations hereunder, including by operation of law, in connection with a sale of all or substantially all of its assets, a sale or transfer of all of its shares, a merger or consolidation of the Borrower, or a Going Public Transaction (subject to Section 1.1(c)(2)), in each case if such transaction is not a Change of Control Transaction and provided that the assignee also assumes the obligations under the Warrant (if still exercisable) and the Exchange Agreement. Notwithstanding the foregoing, CRIL may not assign this Agreement or any of its rights or obligations hereunder to any Governmental Entity.

10.3. Intercreditor Agreement. Without limiting Sections 2 or 4.8, at the Borrower’s request, CRIL shall enter into an intercreditor agreement on reasonable and customary terms with any lender in connection with any Permitted Indebtedness that is senior to the Loan and to which the subordination of the Loan would not be prohibited under the terms hereof. CRIL agrees that indebtedness set forth in clause (k) of the definition of “Permitted Indebtedness” may be senior to the Loan. CRIL shall also enter into an intercreditor agreement on terms reasonably satisfactory to CRIL as described in the definition of Perfection Documents in connection with the perfection of its security interest in the Collateral in accordance with this Agreement.

10.4. Time of Essence. Time is of the essence for the payment of all amounts due under this Agreement.

10.5. Severability of Provisions. Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

10.6. Amendments in Writing; Waiver; Integration. No purported amendment or modification of this Agreement, or waiver, discharge or termination of any obligation hereunder, shall be enforceable or admissible unless, and only to the extent, expressly set forth in a writing signed by the party against which enforcement or admission is sought. Without limiting the generality of the foregoing, no oral promise or statement, nor any action, inaction, delay, failure to require performance or course of conduct shall operate as, or evidence, an amendment, supplement or waiver or have any other effect on this Agreement. Any waiver granted shall be limited to the specific circumstance expressly described in it, and shall not apply to any subsequent or other circumstance, whether similar or dissimilar, or give rise to, or evidence, any obligation or commitment to grant any further waiver. This Agreement, together with the Exchange Agreement and the Warrant, represents the entire agreement about this subject matter and supersedes prior negotiations or agreements. All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Agreement merge into this Agreement.

10.7. Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one Agreement. This Agreement may also be executed and delivered by facsimile., PDF or other electronic delivery of signature.

10.8. Confidentiality. In handling any confidential information of Borrower (including information provided under Sections 4.3 and 4.4 and otherwise under this Agreement), CRIL shall exercise the same degree of care that it exercises for its own proprietary information, shall not disclose such information to any Person other than to its Affiliate and advisors, provided that the recipient of such information shall be bound by an obligation to hold confidence of such information at least as stringent as those set forth herein, and shall use such information only for the purpose of this Agreement, but disclosure of information may be made: (a) as required by applicable law, regulation, subpoena, or other order; provided that CRIL shall notify Borrower of any such disclosure as promptly as practicable after it becomes aware of such requirement (except to the extent prohibited by applicable law) and that CRIL shall request confidential treatment of such information to the extent permissible and shall cooperate with Borrower in its attempt to obtain a protective order or other confidential treatment, and (b) to the extent CRIL considers reasonably appropriate in exercising remedies under this Agreement. Confidential information includes all information of or relating to Borrower, but does not include any such information that is either: (i) in the public domain, or becomes part of the public domain (other than as a result of its disclosure by CRIL in violation of this Agreement) after disclosure to CRIL; or (ii) disclosed to CRIL by a third party, if CRIL does not know that the third party is prohibited from disclosing the information.

10.9. Captions. The headings used in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

10.10. Construction of Agreement. The parties mutually acknowledge that they and their attorneys have participated in the preparation and negotiation of this Agreement. In cases of uncertainty this Agreement shall be construed without regard to which of the parties caused the uncertainty to exist.

10.11. Relationship. The relationship of the parties to this Agreement is determined solely by the provisions of this Agreement. The parties do not intend to create any agency, partnership, joint venture, trust, fiduciary or other relationship with duties or incidents different from those of parties to an arm’s-length contract.

10.12. Third Parties. Nothing in this Agreement, whether express or implied, is intended to: (a) confer any benefits, rights or remedies under or by reason of this Agreement on any Persons other than the express parties to it and their respective permitted successors and assigns; (b) relieve or discharge the obligation or liability of any person not an express party to this Agreement; or (c) give any Person not an express party to this Agreement any right of subrogation or action against any party to this Agreement.

11. DEFINITIONS

11.1. Definitions. As used in this Agreement, the word “shall” is mandatory, the word “may” is permissive, the word “or” is not exclusive, and the words “includes” and “including” are not limiting. As used in this Agreement, the following capitalized terms have the following meanings:

“Account” is any “account” as defined in the UCC with such additions to such term as may hereafter be made, and includes, without limitation, all accounts receivable and other sums owing to Borrower.

“Affiliate” is, with respect to any Person, each other Person that owns or Controls directly or indirectly the Person, any Person that Controls or is Controlled by or is under common Control with the Person, and each of that Person’s senior executive officers, directors, partners and, for any Person that is a limited liability company, that Person’s managers and members.

“Agreement” is defined in the preamble hereof.

“Borrower” is defined in the preamble hereof.

“Bridge Financing” means Indebtedness under a debt (including convertible debt) financing transaction in an aggregate principal amount not to exceed $30,000,000, entered into by the Company for bona fide financing purposes no later than the six-month anniversary of this Agreement.

“Business Day” is any day that is not a Saturday, Sunday or a national holiday in the United States, the People’s Republic of China, Hong Kong SAR, or Argentina.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP or International Financial Reporting Standards, and, for the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP or International Financial Reporting Standards, as applicable.

“Cash Equivalents” means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having the highest rating from either Standard & Poor’s or Moody’s; and (c) certificates of deposit issued maturing no more than one (1) year after issue.

“Cause”, with respect to the conduct of any person, means (i) any material breach by such person of any material written agreement between such person and the Borrower, and such person’s failure to cure such breach within fifteen (15) days after receiving written notice thereof referring to this definition of “Cause”; (ii) any repeated failure by such person to comply with the Borrower’s material written policies or rules as they may be in effect from time to time and such person’s failure to cure such condition within fifteen (15) days after receiving written notice thereof; (iii) persistent neglect or failure of such person’s to perform such persons’ duties and such person’s failure to cure such condition within thirty (30) days after receiving written notice thereof referring to this definition of “Cause”; (iv) such person’s repeated failure to follow reasonable and lawful instructions from the Board and such person’s failure to cure such condition within thirty (30) days after receiving written notice thereof; (v) such person’s conviction of, or plea of guilty or nolo contendere to, any crime that results in, or is reasonably expected to result in, material harm to the business or reputation of the Borrower; (vi) such person’s commission of or participation in an act of fraud against the Borrower; (vii) such person’s intentional material damage to the Borrower’s business, property, or reputation; or (viii) such person’s unauthorized use or disclosure of any proprietary information or trade secrets of the Borrower or any other party to whom such person owes an obligation of nondisclosure as a result of such person’s relationship with the Borrower that results in, or is reasonably expected to result in, material harm to the business or reputation of the Borrower, except for disclosures made (A) in furtherance of such person’s duties, (B) pursuant to the requirement of any applicable law, rule or regulation, (C) to such person or the Borrower’s or any Borrower’s Subsidiary’s attorneys, or (D) to any regulatory or supervisory authority charged with enforcement of laws (whether initiated by such person or in response to any inquiry) regarding any good faith concerns about a possible violation of law.

“Change of Control Transaction” is (a) the closing of the sale, transfer or other disposition of all or substantially all of the Borrower’s assets, (b) the consummation of the merger or consolidation of Borrower with or into another entity (except a merger or consolidation in which the holders of shares of Borrower immediately prior to such merger or consolidation continue to hold more than 50% of the voting power of the shares of Borrower or the surviving or acquiring entity), (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a Person or group of affiliated Persons (other than an underwriter of Borrower’s securities), of Borrower’s securities if, after such closing, such Person or group of affiliated Persons would hold more than 50% of the outstanding voting shares of Borrower (or the surviving or acquiring entity), or (d) a restructuring or any other transaction or series of transactions that results in any Person or group of affiliated Persons having Control of Borrower that prior to such transaction or series of transactions did not have Control; provided, however, that a transaction shall not constitute a Change of Control Transaction if its sole purpose is to change the jurisdiction of Borrower’s incorporation or to create a holding company that will be owned in substantially the same proportions by the Persons who held Borrower’s securities immediately prior to such transaction. Notwithstanding the prior sentence, neither the issuance of preference shares in a bona fide financing transaction nor a Going Public Transaction shall be deemed a Change of Control Transaction; provided that a bona fide acquisition of Borrower by a publicly traded company (which is not a SPAC) in exchange for publicly traded securities that otherwise complies with the requirements of this definition shall be a Change of Control Transaction.

“Collateral” means any and all present and future right, title, and interest of the Borrower and its Subsidiaries in and to the following, whether now owned or hereafter acquired, existing or arising, and wherever located: (a) 100% of the shares of each Subsidiary of the Borrower, and each Subsidiary formed or acquired by the Borrower subsequent to the date hereof, (b) all Intellectual Property owned by Borrower and each Subsidiary of Borrower, and (c) all equipment, all real estate assets and fixtures, and all other property or assets of Borrower and each Subsidiary of Borrower that are necessary or incidental to the exploitation of the satellite fleet of the Borrower or its Subsidiaries, inclusive of the satellite fleet.

“Contingent Obligation” is, for any Person, any direct or indirect liability, contingent or not, of that Person for (a) any indebtedness, lease, dividend, letter of credit or other obligation of another such as an obligation, in each case, directly or indirectly guaranteed, endorsed, made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable; and (b) any obligations for undrawn letters of credit for the account of that Person; but “Contingent Obligation” does not include endorsements in the ordinary course of business. The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the maximum reasonably anticipated liability for it determined by the Person in good faith; but the amount may not exceed the maximum of the obligations under any guarantee or other support arrangement.

“Control” or “Controlled” with respect to any Person, is the power (whether directly or indirectly and whether through the ownership of voting shares of such person, by contract or otherwise) to unilaterally appoint and/or remove all or a majority of the members of the board of directors or other governing body of such Person.

“Conversion Shares” is that number of shares of equity securities of the Borrower calculated as follows: in the event a Going Public Transaction has not occurred, the accrued and unpaid interest on this Loan (or any principal not being repaid in cash or applied to exercise the Warrant pursuant to Section 1.1(c)(4)(ii)) shall be converted into that number of the most senior series of fully paid and nonassessable preference shares of the Borrower equal to (x) the accrued and unpaid interest on this Loan (or principal, as applicable) divided by (y) the price per share of such series of preference shares (as determined by the lowest price for such series of preference shares paid by investors for the purchase of such series of preference shares); in the event a Going Public Transaction has occurred, all accrued and unpaid interest on this Loan (and principal, as applicable) shall convert into that number of fully paid and nonassessable ordinary shares of the Borrower at a price per share equal to all accrued and unpaid interest on this Loan (and principal, as applicable), divided by the VWAP.

“Copyrights” are any and all copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret.

“CRIL” is defined in the preamble hereof.

“Default Rate” is defined in Section 1.2(b).

“Dollars,” “dollars” or use of the sign “$” means only lawful money of the United States and not any other currency, regardless of whether that currency uses the “$” sign to denote its currency or may be readily converted into lawful money of the United States.

“Effective Date” is defined in the preamble hereof.

“Equipment” is all “equipment” as defined in the UCC with such additions to such term as may hereafter be made, and includes without limitation all machinery, fixtures, goods, vehicles (including motor vehicles and trailers), and any interest in any of the foregoing.

“Event of Default” is defined in Section 6.

“Going Public Transaction” means, a transaction or a series of related transactions (whether by merger, consolidation, or transfer or issuance of equity interests or otherwise) whereby any class of securities of Borrower or its successor or any Affiliate of the Borrower or of its successor is publicly traded or listed on a securities exchange, securities market or quotation system (including an initial public offering, a direct listing, or a transaction with a public special purpose acquisition company (“SPAC”)).

“Governmental Approval” is any consent, authorization, approval, order, license, franchise, permit, certificate, accreditation, registration, filing or notice, of, issued by, from or to, or other act by or in respect of, any Governmental Authority.

“Governmental Authority” is any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.

“Governmental Entity” is any Governmental Authority or any Person of which a Governmental Authority beneficially owns or controls 40% or more of the equity securities (treating all outstanding convertible securities as being converted) of such Person or otherwise has the power to appoint a majority of such Person’s board of directors or similar governing body.

“ICO Transaction” a transaction or a series of transactions whereby the Borrower sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, “Tokens”), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens.

“Indebtedness” is (a) indebtedness for borrowed money or the deferred purchase price of property or services, or reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) Capital Lease Obligations, and (d) Contingent Obligations.

“Insolvency Proceeding” is any proceeding by or against any Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

“Intellectual Property” means, with respect to any Person, means all of such Person’s right, title, and interest in and to the following:

(a) its Copyrights, Trademarks and Patents;

(b) any and all trade secrets and trade secret rights, including any rights to unpatented inventions, know-how, operating manuals;

(c) any and all source code;

(d) any and all design rights which may be available to such Person; and

(e) all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents.

“Investment” is any beneficial ownership interest in any Person (including stock, partnership interest or other securities), and any loan, advance or capital contribution to any Person.

“JPM Agreements” means those certain Credit Agreement, Line of Credit Note, and Assignment of Deposit Agreement, each between the Borrower and JPMorgan Chase Bank, N.A. and dated April 29, 2020, and the Liens created thereby.

“Law” is as to any Person, any law (statutory or common), rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Lien” is a claim, mortgage, deed of trust, levy, charge, pledge, security interest or other encumbrance of any kind, whether voluntarily incurred or arising by operation of law or otherwise against any property.

“Loan” is defined in Section 1.1 hereof.

“Loan Maturity Date” is the 25th anniversary of the Effective Date.

“Note Purchase Agreements” means (i) the Amended and Restated Note Purchase Agreement, dated September 9, 2019, by and among the Company and the other lenders party thereto and (ii) the Note Purchase Agreement, dated September 25, 2020, by and among the Company and the other lenders party thereto.

“Patents” means all patents, patent applications and like protections including improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same.

“Perfection Date” means the date CRIL’s first priority lien on the Collateral is perfected, which shall occur no later than: (a) if the Company consummates a Going Public transaction or other equity financing for capital raising purposes with a minimum aggregate gross proceeds of at least $100,000,000 within six-months from the date hereof, the six-month anniversary of the date of the consummation thereof; or (b) if the Company does not consummate a Going Public Transaction or other equity financing for capital raising purposes with a minimum aggregate gross proceeds of at least $100,000,000 within six months from the date hereof, the three-month anniversary of the date on which the Company no longer pursues in good faith a Going Public Transaction or other equity financing for capital raising purposes (but in no event later than nine (9) months following the date hereof); provided, in each case, that the security interest of CRIL in the Collateral has not terminated pursuant to Section 2 hereof. Nothing in this definition modifies the obligation of the Company to prepay the Loan pursuant to Section 1.1(c)(2).

“Perfection Documents” means any and all documents, agreements, or financing statements (and any amendments or continuation statements related thereto) that CRIL reasonably deems necessary or desirable to perfect the security interest provided by Section 2, including, without limitation, a pledge agreement on terms reasonably satisfactory to CRIL, an intercreditor agreement with holder(s) of liens on the Collateral that is pari passu with the lien of CRIL on the Collateral, on terms reasonably satisfactory to CRIL, financing statement, and any other agreements, documents, security agreements and other instruments entered into or delivered by or on behalf of the Borrower pursuant to Section 4.8 or otherwise in connection with this Agreement to create, perfect or otherwise evidence CRIL’s security interest provided by Section 2.

“Permitted Indebtedness” is:

(a) Borrower’s Indebtedness to CRIL under this Agreement;

(b) Indebtedness existing on the Effective Date and disclosed on or before the Effective Date to CRIL on the Officer Certificate, including, without limitation, under the JPM Agreements;

(c) Subordinated Debts;

(d) unsecured Indebtedness to trade creditors incurred in the ordinary course of business;

(e) Indebtedness of the Borrower to any of its Subsidiaries and of any Subsidiary to the Borrower or any other Subsidiary, and guarantees by the Borrower of Indebtedness of any of its Subsidiaries and by any Subsidiary of Indebtedness of the Borrower or any other Subsidiary;

(f) the incurrence by the Borrower or any of its Subsidiaries of Indebtedness in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(g) the incurrence by the Borrower or any of its Subsidiaries of Indebtedness arising from agreements providing for guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of capital stock, other than guarantees or similar credit support given by the Borrower or any of its Subsidiaries of Indebtedness incurred by any Person (other than the Borrower or any Subsidiary) acquiring all or any portion of such assets for the purpose of financing such acquisition;

(h) Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(i) Indebtedness secured by Liens permitted under clauses (a) and (c) of the definition of “Permitted Liens” hereunder;

(j) Indebtedness that is junior to the Indebtedness under this Agreement;

(k) Indebtedness to a banking or other financial institution, whether junior, pari passu or senior to the Indebtedness under this Agreement, incurred in connection with a bona fide financing transaction of the Borrower; provided that the Borrower provides written notice of such proposed transaction at least 10 days prior to its consummation, which notice shall include the material terms of such transaction;

(l) Indebtedness under Swap Agreements entered into in order to manage existing or anticipated interest rate, exchange rate, commodity prices and similar risks and not for speculative purposes;

(m) Indebtedness of a Person being (or the assets or substantially all of the assets of which are being) acquired by the Borrower or any of its Subsidiaries, in each case which is not prohibited hereby;

(n) extensions, refinancings, modifications, amendments and restatements of any items of Permitted Indebtedness (a) through (f) above, provided that the principal amount thereof is not increased or the terms thereof are not modified to impose more burdensome terms upon Borrower or its Subsidiary, as the case may be; or

(o) The Bridge Financing, which shall be treated as either senior, pari passu or junior to the Loan in the same fashion (with respect to both seniority and Liens granted in connection therewith) as such Bridge Financing is treated in relation to those certain notes issued pursuant to the Note Purchase Agreements. CRIL shall enter into an intercreditor agreement on reasonable and customary terms with any lender in connection with such Bridge Financing, in the form agreed to by the Super Majority Noteholders and entered into by the holders of such notes.

“Permitted Liens” are:

(a) Liens existing on the Effective Date and disclosed on or before the Effective Date to CRIL in the Officer Certificate, or arising under this Agreement, including, without limitation, under the JPM Agreements and the Note Purchase Agreements;

(b) Liens for taxes, fees, assessments or other government charges or levies, either (i) not due and payable or (ii) being contested in good faith and for which Borrower maintains adequate reserves on its Books, provided that no notice of any such Lien has been filed or recorded under the Internal Revenue Code of 1986, as amended, and the Treasury Regulations adopted thereunder;

(c) purchase money Liens (i) on Equipment acquired or held by Borrower incurred for financing the acquisition of the Equipment securing no more than Five Hundred Thousand Dollars ($500,000) in the aggregate amount outstanding, or (ii) existing on Equipment when acquired, if the Lien is confined to the property and improvements and the proceeds of the Equipment;

(d) Liens to secure payment of workers’ compensation, employment insurance, old-age pensions, social security and other like obligations incurred in the ordinary course of business;

(e) landlords, carriers’, warehousemen’s, mechanics’, shippers’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in good faith;

(f) deposits to secure the performance of tenders, bids, trade contracts, leases, public or statutory obligations, warranty requirements, surety and appeal bonds, performance and bid bonds and other obligations of a like nature, in each case in the ordinary course of business;

(g) Liens incurred in the ordinary course of business in connection with the sale, lease, transfer or other disposition of any credit card receivables of the Borrower or any of its Subsidiaries;

(h) Liens incurred in the extension, renewal or refinancing of the indebtedness secured by Liens described in (a) through (c), but any extension, renewal or replacement Lien must be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness may not increase;

(i) leases or subleases of real property granted in the ordinary course of Borrower’s business (or, if referring to another Person, in the ordinary course of such Person’s business), and leases, subleases, non-exclusive licenses or sublicenses of personal property (other than Intellectual Property) granted in the ordinary course of Borrower’s business (or, if referring to another Person, in the ordinary course of such Person’s business), if the leases, subleases, licenses and sublicenses do not prohibit granting CRIL a security interest therein;

(j) non-exclusive license of Intellectual Property granted to third parties in the ordinary course of business, and Liens solely constituting the right of any other Person to a share of any licensing royalties (pursuant to a licensing agreement or other related agreement entered into by the Borrower or any of its Subsidiaries with such Person in the ordinary course of the Borrower’s or such Subsidiary’s business) otherwise payable to the Borrower or any of its Subsidiaries, provided that such right shall have been conveyed to such Person for consideration received by the Borrower or such Subsidiary on an arm’s-length basis;

(k) easements, zoning restrictions, restrictive covenants, encroachments, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Borrower or any Subsidiary;

(l) Liens upon assets (other than assets of the Borrower or any of its Subsidiary) subject to Capital Lease Obligations or Purchase Money Indebtedness to the extent permitted under clause (f) of the definition of Permitted Indebtedness; provided that (x) such Liens only serve to secure the payment of Indebtedness arising under such Capital Lease Obligation or Purchase Money Indebtedness and (y) the Lien encumbering the asset giving rise to the Capital Lease Obligation or Purchase Money Indebtedness does not encumber any other asset of the Borrower or any of its Subsidiaries;

(m) Liens placed upon assets (including, without limitation, real property) (other than assets of the Borrower or any of its Subsidiaries) at the time of acquisition or construction thereof by the Borrower or any such Subsidiary or within 90 days thereafter to secure Indebtedness incurred to pay all or a portion of the purchase price or construction costs thereof and extensions, renewals or replacements of any of the foregoing; provided that, in either case, the Lien encumbering the assets so acquired does not encumber any other asset of the Borrower or any of its Subsidiaries;

(n) any Lien existing on any property or asset prior to the acquisition thereof by the Borrower or any of its Subsidiaries or existing on any property or asset of any Person that becomes a Subsidiary of the Borrower after the date hereof prior to the time such Person becomes a Subsidiary of the Borrower;

(o) any (x) interest or title of a lessor or sublessor (other than the Borrower or any of its Subsidiaries) under any lease entered into by the Borrower or any of its Subsidiaries as lessee to the extent that such lease is permitted to be entered into pursuant to this Agreement, (y) restriction or encumbrance to which the interest or title of such lessor or sublessor may be subject (including, without limitation, ground leases and other prior leases of the premises, mortgages, mechanics liens, liens for taxes not yet due and payable and easements) or (z) subordination of the interest of the lessee or sublessee under any such lease to any restriction or encumbrance referred to in the preceding clause (y);

(p) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Borrower or any of its Subsidiaries;

(q) options, put and call arrangements, rights of first refusal, restrictions on transfer and similar rights under existing agreements with shareholders of the Borrower;

(r) Liens securing Indebtedness that is incurred in compliance with clause (f) of the definition of Permitted Indebtedness;

(s) Liens in connection with Permitted Indebtedness set forth in clause (g) of the definition of such term;

(t) Any other Lien in connection with Permitted Indebtedness;

(u) Liens arising from attachments or judgments, orders, or decrees;

(v) Liens arising from precautionary UCC financing statement filings with respect to operating leases entered into by the Borrower or any of its Subsidiaries in the ordinary course of business;

(w) Liens in connection with Swap Agreements

(x) Liens in favor of other financial institutions arising in connection with Borrower’s deposit and/or securities accounts held at such institutions; and

(y) possessory Liens in favor of brokers and dealers arising in connection with the acquisition or disposition of Investments;

“Person” is any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“Purchase Money Indebtedness” means Indebtedness of the Borrower or an of its Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

“Regulatory Event” means the commencement of or any development in (a) any inquiry, investigation, or regulatory action by any applicable governmental authority against Borrower, any of its Subsidiaries and/or any other person engaged in the industry in which such Borrower conducts its business and over whom Borrower or any of its Subsidiaries has Control or authority, or (b) any legal action or proceeding to which Borrower, any of its Subsidiaries and/or any other person engaged in the industry in which Borrower conducts its business and over whom Borrower or any of its Subsidiaries has Control or authority is a party that, in the case of either (a) or (b), could reasonably be expected to materially impact Borrower’s or any of its material Subsidiaries’ ability to continue its business as then currently conducted (in the case of a Subsidiary, taken as a whole together with the other Subsidiaries of Borrower).

“Responsible Officer” is any of the Chief Executive Officer and Chief Financial Officer of Borrower.

“Revocation of Governmental Approvals” means any Governmental Approval of Borrower or any of its Subsidiaries shall have been (a) revoked, rescinded, suspended, modified in a materially adverse manner or not renewed in the ordinary course for a full term or (b) subject to any decision by a Governmental Authority that designates a hearing with respect to any applications for renewal of any of such Governmental Approval or that could result in the Governmental Authority taking any of the actions described in clause (a) above, and such decision or such revocation, rescission, suspension, modification or non-renewal (i) cause, or could reasonably be expected to cause, a material adverse effect on the Borrower’s and its Subsidiaries’ business, taken as a whole, or (ii) could reasonably be expected to materially impact Borrower’s or any of its material Subsidiaries’ ability to continue its business as then currently conducted (in the case of a Subsidiary, taken as a whole together with the other Subsidiaries of Borrower).

“Rights” means all rights, titles, claims, powers, privileges, and interests.

“Subordinated Debt” is indebtedness described in clauses (a) and (b) of the definition of Indebtedness incurred by Borrower subordinated to all of Borrower’s now or hereafter indebtedness to CRIL. The indebtedness under the JPM Agreements and under those certain notes governed by the Note Purchase Agreements shall not be deemed Subordinated Debt.

“Subsidiary” is, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option, cap or collar agreements or similar agreement involving, or settled by reference to, one or more interest or exchange rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Swap Agreement.

“Trademarks” means any trademark and service mark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks.

“UCC” is the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of New York; provided, that, to the extent that the Code is used to define any term herein and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern.

“VWAP” is the US Dollar equivalent of volume-weighted average sales price per share, taken to four decimal places, of the Borrower’s ordinary shares on the stock exchange on which the Borrower’s (or any successor in interest’s) ordinary shares are listed, the 10 trading days immediately preceding the issuance date of the shares pursuant to exercise of the Warrant.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date

BORROWER:

By:	/s/ Emiliano Kargieman
Name:	Emiliano Kargieman
Title:	CEO

COLUMBIA RIVER INVESTMENT LIMITED

By:
Name:
Title:

[Loan Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Effective Date.

BORROWER:

By:
Name:
Title:

COLUMBIA RIVER INVESTMENT LIMITED

By:	/s/ David Wallerstein
Name:	David Wallerstein
Title:	Authorized Signatory

Exhibit A

Wire Instructions

Beneficiary Account: 502-494826-838

Beneficiary Name: Tencent Asset Management Limited

Beneficiary Address: Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong

Beneficiary Bank Name: The Hongkong and Shanghai Banking Corporation Limited

ABA or SWIFT Code: HSBCHKHHHKH